SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2006

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Haayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on December 4, 2006 announcing "ECtel Demonstrates Industry Leading Performance for a Revenue Assurance Solution on Sun Platforms Running Solaris 10". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_______________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  December 10, 2006

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued December 4, 2006

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EXHIBIT 1

ECtel Demonstrates Industry Leading Performance for a Revenue Assurance Solution on Sun Platforms Running Solaris 10

RAP ECtel`s Revenue Assurance product handled transaction volume of 2.2 billion transactions per day, simulating the high-end production environment of a Tier-1 communications service provider

ROSH HA'AYIN, Israel, December 4, 2006 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, today announced that in a series of benchmark tests conducted in cooperation with Sun Microsystems its Revenue Assurance product RAP and IRM(TM) Product Framework have demonstrated industry leading performance and scalability, handling throughput of 2.2 billion transactions per day. The new level of application performance set by this benchmark will enable very large communication service providers to achieve enterprise-wide revenue assurance.

The test environment simulated high-end production conditions with a representative configuration of a revenue assurance system. Depending on the various configurations tested, RAP processed up to 36 Million transactions per hour per CPU, highlighting the high-performance architecture of RAP, as well as the power and advanced features of the Solaris(TM) 10 operating system (OS) and UltraSPARC(TM) IV processor technology. The system also utilized Oracle 10g capabilities and Sun StorEdge modular disk arrays with 4.7 TB of storage. These results demonstrate ECtel`s technology leadership and enable the new levels of performance and efficiency required for end-to-end revenue assurance projects of large communications providers.

"Communications providers are continuously improving business support systems in order to  maintain their edge in a competitive environment, presenting a growing performance challenge to both service providers and vendors," said Stephen Terry, Manager OSS/BSS Solutions & Partner Development at Sun Microsystems. "By combining Sun`s market-leading platforms and expertise with ECtel`s high-performance software, we have provided a proven solution to communications providers seeking unparalleled scalability".

Mr. Eitan Naor, President & CEO of ECtel, said: "ECtel provides solutions to the world`s leading communications service providers, and consistently addresses their increasing expectations. We have recently completed the implementation of a revenue assurance solution for one of the leading wireless operators in the US, in which the exceptional performance of our products was key. By cooperating with industry leaders we are able to maintain and enhance our competitive advantage and provide superior solutions to customers."

RAP is ECtel`s automated revenue assurance platform that facilitates cost-effective assurance of revenues and processes. It provides a unique set of functionality and capabilities and enables operators and system integrators to implement system interfaces, define Key Performance Indicators (KPIs), add or update revenue assurance KPIs, controls and more.

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About ECtel

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product Suite features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). ECtel serves prominent tier one operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas, Europe and Asia Pacific. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Sun, Sun Microsystems, Solaris and Sun Fire are trademarks of Sun Microsystems, Inc. in the United States and other countries.  All SPARC trademarks are used under license and are trademarks or registered trademarks of SPARC, International, Inc. in the US and other countries.  Products bearing SPARC trademarks are based upon an architecture developed by Sun Microsystems, Inc.

Contacts:

ECtel Ltd.
Ron Fainaro
Senior Vice President and CFO
Tel: +972-3-9002102
Fax: +972-3-9002103
Email: Ronf@ectel.com

ECTEL LTD.
DANA RUBIN
MARCOM MANAGER
TEL: +972-3-9002656
FAX: +972-3-9002103
EMAIL: DANAR@ECTEL.COM

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